August 11, 2014

VIA EMAIL
Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc. Preliminary Proxy Statement on Schedule 14A Filed July 9, 2014 File No. 001-34246

Dear Ms. Long:

This letter is being written on behalf of our client SmartHeat Inc. (the “Company”) in order to respond to the comment letter, dated August 4, 2014 regarding the above-captioned filing of the Company. Please note that, for the Staff’s convenience, we have reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

Proposal Number 3, page 37
Background of the Transaction, page 38

1.
“We note your disclosure on page 41 that the “definitive EIPA related to the proposal was negotiated and executed on October 10, 2013….” Please revise your disclosure to provide a more detailed discussion of the negotiation of the material terms of the EIPA, including the “agreed upon price of 13.5 RMB” and other material terms. With respect to the consideration, please discuss how you arrived “at a minimum of $2,000,000” and whether any other amounts were considered, other than the $1.8 million amount noted. Please also expand your discussion to describe in more detail the items discussed at the board meetings regarding the Buyers’ proposal and the actions taken, if any, to resolve any differences with respect to the material terms of the EIPA.”

Response:

On page 41, paragraph 2, the Company proposes to add the following after the second sentence

The definitive EIPA was negotiated with Buyers under the direction of Oliver Bialowons, President of the Company, with the support and assistance of the Company’s professional advisers.  Direct negotiations were conducted in the Chinese language through Heng Lu, the Managing Director of Nimbus Capital  Limited, a Hong Kong registered company with Hongjun Zhang, representative of Buyers.  Nimbus Capital is the China side adviser retained by the Company to solicit restructuring proposals in China.  It was through these efforts in China that the proposal from Buyers was developed.  Nimbus Capital is affiliated with Nimbus through a mutual cooperation arrangement whereby each provides support services for the other in their respective home nations.

The principal issues which Mr. Bialowons directed Mr. Lu to negotiate were the following:

● price and premium
● transaction structure
● break up price
● representations
● conditions
● indemnification
● certainty

Price and Premium.  The goal was to obtain the highest total consideration available, including payment  in the most tax efficient form.  After analysis, it was determined that the most effective means to avoid tax leakage was to sell stock and  receive the proceeds in China with the  most likely purpose of reinvesting the proceeds in the Company’s heat pump business.  In response to  Buyers’ initial proposal, the Board established a minimum cash proceeds  of $2,000,000 plus assumption of all liabilities, known or unknown, absolute or contingent, relating to the Target Companies subject to the Proposal.  This represented a premium of approximately 10% to the Buyers’ initial proposal, and a small premium to the Company’s overall market capitalization.  Ultimately, cash proceeds  of RMB 13,500,000  was negotiated, equivalent to approximately USD $2,200,000 when the EIPA was signed on October 10, 2013 plus assumption of liablities.  This represented a premium of approximately 15% to the total market capitalization of the Company on the date of signing.

Transaction Structure.  The transaction was structured by the Company as a sale of stock.  This was the most tax efficient structure but, more importantly, it assured the Company that all indebtedness and guarantees --which included substantially all of the debt for borrowed money , and all guarantees issued by,  all of the Company’s Chinese subsidiaries--and other liabilities and obligation of the Target Companies, whether known or unknown, contingent or absolute, would be transferred to Buyers.

Break-up Price.  Fundamental to the restructuring process and the Board’s valuation was a stalking horse process used to determine the value of the businesses to be sold.  Initially bids were publicly solicited, and the proposal from Buyers was the only proposal received by the Company during this initial aspect of the process.  As part of the EIPA, the Board required the ability to rescind the sale to Buyers and accept a higher bid.  The Company was able to negotiate what in effect was a break up fee of RMB 600,000 (approximately $100,000)--which was approximately 5% of the total cash price and a much smaller percentage of the total consideration.  Following the initial closing on the sale of a 40% interest, the Company conducted a resolicitation of proposals using the EIPA as a stalking horse.  This resolicitation was reported in a Form 8-K filing on January 3, 2014.  As noted elsewhere in this Proxy Statement, no other proposals were subsequently received by the Company.

Representations.  Typically an agreement for the sale of a business (particularly a stock sale) contains multiple representations and warranties concerning the business, each with the potential to give rise to post-closing claims.  Through the process of negotiating the EIPA, the Company was able to eliminate substantially all representations and warranties.  As a result, Buyers are acquiring the Target Companies substantially “as is” without the right to assert post-closing claims.

Conditions. Typically an agreement for the sale of a business contains multiple conditions to closing, each with the potential to give rise to the ability of one of the parties to walk away from the transaction.  Through the process of negotiating the EIPA, the Company was able to eliminate substantially all conditions to closing favoring Buyers.  The EIPA contains two mportant conditions favoring the Company, namely, requirements for shareholder approval and receipt of a Fairness Opinion. These conditions allow the Company to walk from the sale transaction if a better offer can be identified.

Indemnification.  Typically an agreement for the sale of a business contains provisions for post-closing indemnification, each with the potential to give rise to the ability of a buyer to claw-back part or all of the purchase price.  The EIPA does not contain any provision for such post-closing indemnification.

Certainty.  The Company wanted assurance that Buyers had the financial ability to close and would close without attempting to renegotiate the price or other terms and conditions.  To provide that assurance, the transaction was structured as an “as is” transaction with no “material adverse change” closing condition.  In addition, a minority 40% interest was sold to Buyers initially to assure their financial ability andcommitment to completion.

Reasons for the Stock Sale, page 41

2.
“We note your disclosure in the last paragraph on page 42 that the “the Board of Directors did not ask a transaction adviser to deliver a “fairness opinion” at the time the EIPA was executed confirming that the consideration to be paid by the Buyers is fair from a financial point of view to the Company’s stockholders . . . .” Please expand your disclosure to further explain how the board determined that the consideration to be paid under the EIPA was fair. For example, we note your disclosure on page 41 that “the proposal could be accepted . . . if the Buyers would offer a minimum of $2,000,000. . . .” Please explain whether the board considered any other factors other than “the approximate market value of the Company” in determining the $2,000,000 minimum price and what factors were considered in determining the “premium” resulting in an “agreed upon price of 13.5 RMB.””

Response:

In the Board’s judgment, it was difficult to value a business that had been losing money and that needed an infusion of cash to expand its selling area if it were to regain profitability, particularly when a significant portion of its assets were intangaibles and the businesses were burdened by guarantees  that were difficult to quantify.  The Company had been searching for an equity investment for 15 months without success.  Moreover, even in the event that such cash infusion could be found, it was not certain that such cash infusion would be sufficient to increase sales, whether or not such sales would be profitable,  and, if generated, whether or not  the profits from such increased sales would be sufficient to return the Company to profitability.  For this reason, the Board relied on an initial auction process followed by a stalking horse bidding process and a continuing right to terminate the EIPA until stockholder approval and a Fairness Opinion are obtained.  By deferring receipt of a Fairness Opinion until closing, the Company was able to defer the expenditure of funds related to such Fairness Opinion until after, and only if, shareholder approval is obtained and the Board was able to hold this event as a condition to close in the event that a better proposal could be identified.

3.
“We note disclosure on page 42 that “the EIPA provides that the Closing would occur only after completing a stalking horse auction process and cannot take place without a favorable fairness opinion delivered to the Buyers and the Company as a condition of Closing.” We also note your disclosure on page 45 that “[r]eceipt by the Board of a Fairness Opinion” is a condition precedent to the “Closing of the purchase of the additional 40% of the equity interests of the Target Companies. . . .” Item 14(b)(6) of Schedule 14A requires that if an opinion relating to the transaction has been received from an outside party, and is referred to in the proxy statement, the information required by Item 1015(b) of Regulation M-A should be furnished. Please advise how you plan to present or make available the fairness opinion to your shareholders upon its completion prior to the annual meeting of the company’s shareholders. Please also advise whether a copy of the fairness opinion will be included with the materials filed with the Commission. Please note that upon our review of the fairness opinion disclosure in accordance with Item 1015(b) of Regulation M-A, we may have further comments. “

Response:

No Fairness Opinion will be required before the shareholder meeting and vote. Please refer to Response number 2 above.

The Company does not expect the closing of the Stock Sale to have any effect on its reporting status under the Securities and Exchange Act, as amended.  The matters to be voted on do not constitute a Rule 13e-3 Transaction and consequently the provisions of Item 1015 of Regulation M-A are not applicable.  Rule13e-3 provides that a going private transaction must have a reasonable likelihood or purpose of causing (1) any class of registered stock to be held of record by less than 300 persons (e.g., become eligible for termination of registration or reporting obligations) or (2) any class of registered stock be delisted from a national securities exchange or NASDAQ ineligible.  Because SmartHeat will continue as a viable operating public company with operations in the heat pump business and the transaction will not either reduce the number of shareholders or cause it to be delisted from a national exchange, the transaction does not require disclosure under the the provisions of Rule 13e-3.

Financial Statements, page 49
Unaudited Pro Forma Consolidated Balance Sheet, page 50

4.
“It appears to us you should remove the parentheses around the pro forma adjustments affecting accounts receivable, net, other receivables (net), prepayments and deposits, long term investment, accounts payable, accrued liabilities and other payables, and paid-in capital and add parentheses around the pro forma adjustments affecting accumulated other comprehensive income and accumulated deficit. Please also revise the related totals and subtotals accordingly.”

Response:

The Company proposes to remove the parentheses and revised the related totals and subtotals accordingly, please see attached SmartHeat PRE 14A.

5.
“Refer to note a on page 50. Please reconcile the inter-company transactions reflected in the pro forma financial statements with the amounts disclosed in the historical financial statements of the disposed entities. Please also quantify any remaining receivables and payables related to the disposed entities in the pro forma column and address your expectations regarding the settlement of those amounts subsequent to the disposition.”

Response:

Below is the table of reconciliation of the inter-company transactions reflected in the Unaudited Pro Form Consolidated Balance Sheet as of March 31, 2014, with the amounts disclosed in the historical financial statements of the disposed entities

	Accounts receivable of
	Taiyu	Siping	SmartHeat Energy	Total
From
Sandeke	3,884,792	73,807		3,958,599 *
HeatPump	38,907	26,716		65,623 *
Shanghai Trading	-	251,230		251,230 *
Others - 3rd parties	51,791,069	3,219,690	(0)	55,010,759
Total AR	55,714,768	3,571,443	(0)	59,286,210
Less: bad debt allowance	(50,070,786)	(3,438,300)		(53,509,086)
AR, net	5,643,982	133,143	(0)	5,777,124
Less: unearned interest				(26,416)
				5,750,708
				AR from historical FS of disposed entities

	Accounts payable of
	Taiyu	Siping	SmartHeat Energy	Total
To
Sandeke	1,540,668			1,540,668 *
Others - 3rd parties	1,254,739	1,709,689	3,122,725	6,087,153
Total AP	2,795,407	1,709,689	3,122,725	7,627,821
				AP from historical FS of disposed entities

	Other receivables of
	Taiyu	Siping	SmartHeat Energy	Total
From
Sandeke	-	-	-	-
HeatPump	7,505,857		130,037	7,635,894 *
SmartHeat China Investment	76,136		8,127	84,263 *
US Parent	14,308,005			14,308,005 *
Other - 3rd parties	7,370,092	535,780	4,643,145	12,549,017
Total OR	29,260,089	535,780	4,781,310	34,577,179
Less: bad debt allowance	(4,700,363)	(372,795)	(3,602,192)	(8,675,350)
OR, net	24,559,726	162,985	1,179,118	25,901,829
Prepaid expense	30,193	7,112		37,305
Total OR and prepayments				25,939,134
				OR from historical FS of disposed entities

	Other payables of
	Taiyu	Siping	SmartHeat Energy	Total
To
Sandeke	11,681,024	-	-	11,681,024 *
Jinhui	1,218,896	-	-	1,218,896 *
US parent	3,341,334			3,341,334 *
Other - 3rd parties	362,451	5,427,098	7,744,271	13,533,820
Total OP	16,603,706	5,427,098	7,744,271	29,775,074
Accrued expenses	916,453	128,740	1,138	1,046,331
Total OP and accrued exp				30,821,405
				OP from historical FS of disposed entities

* pro forma adjustment of $38,269,416 for interCo transactions of OP
** pro forma adjustment of $38,869,446 for interCo transactions of OR due to 1) $38,269,416 elimination with OP 2) receivable of $984,107 for the selling price of the disposed entities, and 3) $(384,077) arising from exchange rate difference for Taiyu due to US parent

The remaining receivables from and payables to the disposed entities in the pro forma column includes as per below table, and the Company expects the remaining entities will collect and pay those amounts in the normal course of business subsequent to the disposition.

Accounts receivable of
From	Sandeke
Taiyu	1,540,668

	Accounts payable of
To	Sandeke	HeatPump	Shanghai Trading
Taiyu	3,884,792	38,907	-
Siping	73,807	26,716	251,230

	Other receivables of
From	Sandeke	Jinhui
Taiyu	11,681,024	1,218,896

	Other payables of
To	SmartHeat China Investment	HeatPump	US Parent
Taiyu	76,136	7,505,857	11,350,748
SmartHeat Energy	8,127	130,037	-

6.
“Refer to note b on page 50. Please disclose how you determined the amount you recorded related to the remaining 20% interest in the disposed entities that you will continue to own. It is not clear to us how or why you believe the amount you recorded is appropriate, since, it appears to us, that you have recorded the remaining 20% interest at 27 times more than what seems to be its value based on the terms of this transaction and based on the terms of your option to require the Buyers to purchase this interest. Please clarify or revise your pro forma financial statements accordingly.”

Response:

The Company is required to use Cost Method accounting for the remaining 20% interest in the disposed entities that the Company will continue to own.  The amount for the remaining 20% interest (recorded as investment) for Taiyu, Siping and SmartHeat Energy is $11,230,612, which is 20% multiplied by the net asset of Taiyu, Siping and SmartHeat Energy of $56,153,060 at March 31, 2014 (for pro forma purpose), and  this is the appropriate value for the remaining 20% interest of disposed entities.  As discussed in detail in Response 10 below, the Company does not believe the net assets of the disposed entities were t impaired as of December 31, 2013 or March 31, 2014.  The investment for the remaining interest of Xinrui and Ruicheng is $558,730.

Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2014, page 51 and Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2013, page 52

7.
“It appears to us you should remove the parentheses around pro forma adjustments (a) for both periods presented and add parentheses around the amount representing the pro forma adjustment for the loss on sale of equity interest.”

Response:

We propose to remove the parentheses around pro forma adjustments (a) for both periods presented and added parentheses around the amount representing the pro forma adjustment for the loss on sale of equity interest. Please see attached SmartHeat PRE 14A.

8.	“Please remove the weighted average shares outstanding and loss per share information from the sales of PHE segment column. This comment applies to both periods presented.”

Response:

We propose to remove the weighted average shares outstanding and loss per share information from the sales of PHE segment column for both periods presented. Please see attached SmartHeat PRE 14A.

9.	“Refer to note a on pages 51 and 52. Please address your expectations regarding sales to the disposed entities subsequent to their disposition.”

Response:

Following Closing, the Company’s continuing operations and the operations of the Target Companies are expected to be conducted independently under separate managements and using separate facilities.  The Company believes that there may be occasional intercompany sales, all of which will be conducted on an arm’s length basis on fair market terms and, in the aggregate, are not expected to exceed $100,000 annually.

10.
“Refer to note b on page 52. Please disclose how you determined the loss you recorded related to the disposed entities and explain to us how and why you believe this pro forma adjustment complies with Article 11 of Regulation S-X. In addition, based on the terms of your agreement to sell the disposed entities, please provide us a comprehensive analysis that addresses how you determined the assets of the disposed entities were not impaired as of December 31, 2013. It is not clear to us why you would recommend that shareholders authorize the sale of the disposed entities to related parties at what appears to be less than 3% of their net carrying value.”

Response:

The Company advises the staff that the Audit Committee of SmartHeat considered the issues of asset impairment.  They concluded that there was no impairment for the following reasons.

There were no:
● declines in market values of any assets
● negative changes in technology, markets, economy, or laws
● increases in market interest rates affecting financial assets
● obsolescence or physical damage
● assets that became idle, part of a restructuring or held for disposal
●  decisions to sell or dispose of any assets (other than as part of the potential sale of target companies  as going concerns
● worsening of economic performance

As of December 31, 2013 and March 31, 2014, only 40% of the Company’s interest in the Target Companies had been sold, and there was no assurance that the shareholders would approve the transaction or that a Fairness Opinion would be received, both of which are conditions to the sale of control.  Moreover, there was on the respective dates, and there continues to be, the possibility that a better proposal could be received.

The Audit Committee also concluded, and the Board concurred, that a substantial revaluation of assets prior to actual stockholder vote would be misleading to shareholders and would not provide to them the necessary financial information to make an informed vote at the Annual Meeting.

The Company also notes for the Staff’s consideration that the Board is out of options after a good faith effort for two years to explore options.  The Company needs to be restructured to concentrate on the heat pump segment.  It is smaller, but the Board determined that this segment is less competitive and has more potential for growth.

The loss on sale of disposed entities is calculated as follows:

1,788,488	selling price of $984,107 (RMB 6 million) for additional 40% equity interest sale, plus selling price of $804,381 for first 40% equity interest sale on December 31, 2013.
44,922,448	net assets for sale of disposed entities (80% of total net assets to be sold)
(43,133,960)	loss on sale

The pro forma adjustment for the sale of disposed entitles is as follows:

	DR	CR
Other receivable (selling price)	984,107
Investment (for the remaining 20%)	11,230,612
Loss on sale of 80% of disposed entities	43,133,960
Additional paid in capital		55,348,679

As of December 31, 2013, the assets of disposed entities included cash of $9.28 million; current and noncurrent restricted cash of $2.46 million deposited in several bank accounts for the purpose of performance guarantee, issuance of bank acceptance and Letter of Credit, accounts receivable and retentions receivable (after bad debt allowance) of $18.96 million, advance to suppliers (after reserve of uncollected accounts) of $3.57 million, other receivables and prepayments (after bad debt allowance) of $26.34 million, inventory (after inventory impairment reserve) of $48.79 million, tax receivables of $0.97 million and notes receivable - bank acceptances of $2.53 million.  These financial instruments have carrying amounts that approximate their fair values due to their short maturities.

In addition, the Company recorded approximately 50% of accounts receivable aged over 180 days from the payment due date and 100% accounts receivable aged over 360 days from the payment due date as bad debt allowance.  Management of the Company’s subsidiaries further analyzed each individual customer for which it was taken a bad debt allowance to further assess the likelihood of collectability.  Customers which are either state-owned or have a history of support from the state, or larger companies with long operating histories, that management of the Company’s subsidiaries believe the chance of non-payment will be remote, are excluded for the purpose of calculating bad debt allowance.  The accounts receivable and retentions receivable were not impaired as a result of the Company’s sufficient reserve on bad debt allowance.

The Company also performed an evaluation of raw materials stored over one year and not anticipated to be consumed, and an evaluation of potential impairment to the quality of these raw materials. If management anticipates that obsolete raw materials in inventory can be utilized and will be consumed within the next six months through new customer orders or substitute orders, no impairment is recorded. The Company collects information about delayed and canceled contracts and met with affected customers to discuss their financing situation and their projections of future orders. Finished goods manufactured for delayed and canceled contracts that the Company does not expect to be reinstated and contracts for which the Company has been unable to find substitute customers are deemed to be e impaired.  Accordingly, the inventory at December 31, 2013, was not impaired as a result of the Company’s sufficient reserve.

Other receivables and prepayments of disposed entities were $26.34 million at December 31, 2013, of which, $21.90 million was receivable from the remaining entities of the Company, and the collection of those receivables is secured.

As of December 31, 2013, the disposed entities had noncurrent assets consisted of advance to suppliers for equipment of $1.27 million, construction in progress of $1.34 million, net property and equipment of $8.55 million and net intangible assets of $14.16 million.  The carrying amount of advance to suppliers for equipment approximate its fair values due to the short maturity.  Construction in progress for Siping and Taiyu was under the Company’s control for completion, SmartHeat Energy paid $0.47 million for building a factory on a piece of land which was later returned to the local authority due to the adjustment of the overall development plan of the area by the local authority, however, the local authority agreed, subject to further negotiation,  to repay SmartHeat Energy for the full purchase price of the land use right plus accrued interest and additional compensation.

The property and equipment was not impaired due to its well-kept condition, functionality and productivity.  The intangible assets mainly consisted of land use right where Taiyu and Siping’s factories are located, the land is appreciated in most of the area in China; SmartHeat Energy acquired land use rights for $10.10 million in November 2010.  SmartHeat Energy later cancelled the purchase due to the adjustments of the overall development plan of the area by the local authority. The local government agreed to the cancellation and agreed, subject to further negotiation,  to repay SmartHeat Energy the full purchase price, plus accrued interest and additional compensation.

The selling price for disposed entities resulted from  stalking horse process.

Historical Combined Financial Statements of Disposed Entities

11.
“Please also provide unaudited financial statements and related notes for the disposed entities as of and for each of the two years ended December 31, 2013 and 2012. Please be advised that historical financial statements for the disposed entities are required for the same periods that historical financial statements for the registrant are required. If audited financial statements for the periods are available, they should be provided.”

Response:

The Company advises the staff that this information will be provided supplementally.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Robert Newman
Robert Newman
Partner, Newman & Morrison, LLP

cc:           Oliver Bialowons, President, SmartHeat, Inc.